UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-10924

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Williams Energy, Inc. 401(k) Plan & Trust
Six Desta Drive - Suite 6500
Midland, Texas 79705

B.Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clayton Williams Energy, Inc.
Six Desta Drive - Suite 6500
Midland, Texas 79705

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Clayton Williams Energy, Inc.
401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, Line 4i, schedule of assets held for investment purposes as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

Dallas, Texas
June 28, 2010

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS:
Investments, at fair value:
Stable value fund	$2,430,589	$1,851,727
Mutual funds	12,573,239	9,432,417
CWEI common stock	4,469,453	3,351,204
Participant loans	630	18,315
	19,473,911	14,653,663
Contributions receivable:
Company	80,490	73,903

Total assets	19,554,401	14,727,566

LIABILITIES:	-	-

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	19,554,401	14,727,566

Adjustment from fair value to contract value for Stable Value Fund	-	161,020

NET ASSETS AVAILABLE FOR BENEFITS	$19,554,401	$14,888,586

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Dividends and interest	$201,682
Net appreciation in fair value of investments	2,615,946
Contributions:
Participant contributions	1,389,784
Company contributions	880,974
Total contributions	2,270,758

Total additions	5,088,386

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Distributions paid directly to participants	422,571

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,665,815

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,888,586

End of year	$19,554,401

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Clayton Williams Energy, Inc. (the “Company”) 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan, as amended and restated, is a defined contribution plan established by Clayton Williams Energy, Inc. (the “Company” or “CWEI”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company who become entitled to participate in the Plan.  Employees who have 90 days of service and are age 21 or older are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan was amended effective January 1, 2001 to provide that a participant shall be fully vested in his or her salary deferral contribution account, after-tax contribution account, matching employer contribution account, discretionary employer contribution account, and rollover contribution account.  The Plan was amended effective August 2, 2004 to include the terms and conditions of the Scudder Trust Company prototype 401(k) plan document as supplemented and modified.  The Plan was amended December 6, 2007, effective January 1, 2008, to auto enroll employees upon becoming eligible and add a Roth 401(k) feature, which allows after-tax contributions.

Plan Administration
The Plan is administered by the Company.  ADP Retirement Service, Inc. is the Plan’s recordkeeper.  Scudder Trust Company holds the Plan’s assets and is the Trustee.

Contributions
The Plan requires that the amounts of all participant and Company contributions comply with limitations established by the IRC.  Subject to these limitations, participants may contribute to the Plan up to 100% of pre-tax annual compensation, as defined by the Plan, and the Company, in its sole discretion, may provide a matching contribution equal to a percentage of participants’ contributions.  The Company makes matching contributions equal to 100% of participants’ contributions, limited to 6% of compensation.  The Company may also make discretionary profit-sharing contributions to the Plan which are allocated to participants’ accounts based on each participant’s compensation as a percentage of total compensation.

Vesting
Participants are fully vested in their contributions and the earnings thereon.  The Plan has been established as a safe-harbor plan; therefore, participants are fully vested in Company matching and discretionary contributions upon entry into the Plan.

Benefits
Upon termination of service due to death, disability or retirement, participants may request and receive a lump-sum distribution in an amount equal to the value of the vested interest in their respective accounts.  Participants may also receive hardship withdrawals of their accounts, subject to certain limitations, as defined in the Plan document.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Participant Accounts
Individual accounts are maintained to reflect each participant’s allocated share of the Plan’s income, the Plan’s administrative expenses, the Company’s contributions, and the participant’s contributions. Allocations of investment income and forfeitures are based on participant account balances.

Investment Options
As directed by participants, the Plan purchases units of participation in sixteen distinct investment portfolios sponsored and administered by Scudder Investments, the Plan Trustee (“Plan Trustee”).  In addition, the Plan makes participant-directed investments and matching contributions in the Company’s common stock.  Under the Plan, participants are allowed to transfer funds between any investment options, including the Company stock fund.

Participant Loans
The Plan does not allow for new participant loans.  The participant loan at December 31, 2009 and loans at December 31, 2008 are the remaining balances of loans brought over from another Plan merged in a prior year.

Administrative Expenses
At its discretion, the Company may pay all or any portion of administrative expenses on behalf of the Plan.  During 2009, the Company paid administrative expenses totaling $18,930.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements and supplemental schedule are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits
Benefit payments are recognized when paid.  Benefits due to participants who have elected to withdraw from the Plan but have not been paid are deducted from net assets available for benefits.  At December 31, 2009 and 2008 there were no amounts allocated to withdrawing participants.

Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices.  Purchases and sales of securities are reflected on a trade-date basis.  Changes in the market value of investments from one period to the next, combined with realized gains and losses based on differences between revalued costs and market value of investments on the trade date, are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Reinvested income is reflected as additions to the cost basis of investments.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods.  Actual results could differ from those estimates.

Recent Accounting Pronouncements
In May 2009, the FASB issued ASC 855, Subsequent Events, which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  ASC 855 requires an entity to recognize in the financial statements subsequent events that provide additional information regarding conditions that existed at the balance sheet date.  The adoption of this standard did not have an impact of the Plan’s financial position.

In June 2009, the FASB issued ASC 105-10, Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.  The FASB Accounting Standards Codification (the “Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP.  All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative.  Effective January 1, 2009, all references made to GAAP in the Plan’s financial statements will include the new Codification numbering system along with original references.  The Codification does not change or alter existing GAAP and, therefore, will not have an impact on the Plan’s financial position.

3.	Investments

The following presents investments (all party-in-interest, Note 5) that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008:

	2009	2008
Scudder Investments:
Scudder Stable Value Fund	$2,430,589	$1,851,727
Scudder Flag Inv Bal Builder-A	-	773,170
Scudder Pathway Growth A	927,672	-
Baron Growth Fund	1,354,097	970,258
Growth Fund of America-R3	2,328,041	1,700,733
J Hancock Balanced R4	961,660	-
Oppenheimer Value Fund-N	2,407,181	1,757,842
Templeton Foreign-A	1,613,755	1,027,677
Clayton Williams Energy, Inc. common stock
(127,589 and 73,750 shares, respectively)	4,469,453	3,351,204

The Stable Value Fund is a collective investment trust, organized under the Deutsche Bank Trust Company Americas Pyramid Trust, in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

The pooled separate accounts crediting rate is set at the start of the contract and typically resets on a monthly basis.  The average yield of the entire Stable Value Fund based on actual earnings was 1.48% and 3.27% at December 31, 2009 and 2008, respectively.  The average yield of the pooled separate accounts based on the interest rate credited to participants was 1.49% and 3.30% at December 31, 2009 and 2008, respectively.  To calculate the required yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.

The Stable Value Funds are in the Statements of Net Assets Available for Benefits at fair value in the investments total, and adjusted to contract value in determining the net assets available for benefits.

	As of December 31, 2009
	Rating S&P/ Moody’s	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
DSW Scudder
Stable Value Fund - A	AA/Aa2	$2,430,589	$-	$-

	As of December 31, 2008
	Rating S&P/ Moody’s	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
DSW Scudder
Stable Value Fund - A	AA/Aa2	$1,851,727	$-	$161,020

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) realized a net appreciation (depreciation) as follows:

Common and commingled trust funds	$2,798,829
Stable value fund	-
CWEI common stock	(182,883)
$2,615,946

4.	Fair Value Measurements

Financial Accounting Standards Board ASC Topic 820 (“ASC 820”), Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

•	Common stocks and self-directed investing: Valued at the closing price reported on the active market on which the individual securities are traded;
•	Mutual funds and money market funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end;
·	Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds	$12,573,239	$-	$-	$12,573,239
CWEI common stock	4,469,453	-	-	4,469,453
Stable value fund	-	2,430,589	-	2,430,589
Participant loans	-	-	630	630

Total assets at fair value	$17,042,692	$2,430,589	$630	$19,473,911

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$9,432,417	$-	$-	$9,432,417
CWEI common stock	3,351,204	-	-	3,351,204
Stable value fund	-	1,851,727	-	1,851,727
Participant loans	-	-	18,315	18,315

Total assets at fair value	$12,783,621	$1,851,727	$18,315	$14,653,663

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.
Participant Loans
Balance, beginning of year	$18,315
Realized gains (losses)	-
Unrealized gains (losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances, and settlements (net)	(17,685)
Balance, end of year	$630

5.	Party-in-Interest Transactions

All of the Plan’s assets are invested either in portfolios sponsored and administered by Scudder Investments at December 31, 2009 and 2008, or in common stock of CWEI.  Since Scudder Investments is the Plan Trustee, and since CWEI is the Plan Sponsor, all transactions with these parties qualify as party-in-interest transactions.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

6.	Tax Status

Scudder Trust Company obtained a favorable determination letter from the Internal Revenue Service on September 11, 2001, stating that the prototype plan, which was adopted by the Plan in 2004, is a qualified plan under the Internal Revenue Code.  The Plan has been amended since this time and management has not received a determination letter specifically for the Plan but believes the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.

* * * * * * *

SUPPLEMENTAL SCHEDULE

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 75-2396863

December 31, 2009

Identity of Issuer	Description of Investment	Cost	Current Value
* Scudder Distributors, Inc.	Scudder Stable Value – A	**	$2,430,589
* American Funds Distributors, Inc.	American High-Income Trust-R3	**	202,950
* Scudder Distributors, Inc.	Scudder Fixed Income Fund-A	**	460,755
* Scudder Distributors, Inc.	Scudder Pathway Conservative-A	**	97,655
* Scudder Distributors, Inc.	Scudder Pathway Growth-A	**	927,672
* Scudder Distributors, Inc.	Scudder Pathway Moderate-A	**	325,185
* Baron Capital, Inc.	Baron Growth Fund	**	1,354,097
* American funds Distributors, Inc.	Growth Fund of America-R3	**	2,328,041
* Allianz Global Investors Distributors, Inc.	Allianz NFJ Small Cap Value-R	**	377,828
* Oppenheimer funds	Oppenheimer Value Fund-N	**	2,407,181
* Scudder Distributors, Inc.	Scudder Mid Cap Growth-A	**	322,500
* Scudder Distributors, Inc.	Scudder RREEF Real Est Secur-A	**	360,147
* Scudder Distributors, Inc.	Scudder S&P 500 Index-S	**	301,038
* T. Rowe Price Investment Service, Inc.	T. Rowe Price Mid Cap Value-R	**	435,182
* Franklin Templeton Investments	Templeton Foreign-A	**	1,613,755
* Scudder Distributors, Inc.	Scudder Lifecompass 2040-A	**	57,807
* Scudder Distributors, Inc.	Scudder Lifecompass 2030-A	**	39,786
* John Hancock Funds	J Hancock Balanced Fund-R4	**	961,660
* Clayton Williams Energy, Inc.	Company Stock	**	4,469,453
* Clayton Williams Energy, Inc. 401(k) Plan	Plan Loan Fund (interest rate 9.5%)	**	630
Total investments			$19,473,911

*    Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 2009.

** Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.

See Report of Independent Registered Public Accounting Firm.

S-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLAYTON WILLIAMS ENERGY, INC.
401(k) Plan & Trust
(Name of Plan)

By:	Clayton Williams Energy, Inc.
Plan Administrator

Date:	June 28, 2010	By:	/s/ L. Paul Latham
L. Paul Latham
Executive Vice President and Chief
Operating Officer

CLAYTON WILLIAMS ENERGY, INC.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm